Exhibit 99.1

ALCOBRA LTD.
TEL-AVIV, ISRAEL

Dear Shareholder:

Brosh Capital L.P., Exodus Capital L.P., Exodus Management Israel Ltd. and Amir Efrati (together, the “Brosh Group”) have called an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) of Alcobra Ltd. (the “Company” or “Alcobra”) seeking among other things to remove and replace the entire Board of Directors of Alcobra (the “Board”). The Extraordinary General Meeting is of particular importance to all Alcobra shareholders because the Brosh Group proposals described in the accompanying Proxy Statement (the “Brosh Group Proposals”) entail the removal of the Company’s entire Board, the members of which were elected by you at the Company’s 2016 annual general meeting of shareholders. The Brosh Group Proposals also include a proposal to fill all vacancies created by such removal with five individuals recommended solely by the Brosh Group. In short, the Brosh Group Proposals, taken together, require you to decide whether to turn over control of your Company to persons hand-picked by the Brosh Group.

The Brosh Group Proposals are described in the accompanying Proxy Statement. For reasons described further in the accompanying Proxy Statement, Alcobra considers the Brosh Group Proposals to be actions that cannot be legally taken at an extraordinary general meeting of the Company’s shareholders under the Company’s Articles of Association and Israeli law. We intend to pursue legal action to confirm our view that the Extraordinary General Meeting has been called unlawfully. The Company has provided the accompanying Proxy Statement and the enclosed GOLD proxy card in order to describe your Board’s position on the Brosh Group Proposals and to give you the opportunity to vote on these proposals on the Company’s proxy card.

The Board strongly believes that the Brosh Group Proposals seeking to remove and replace the Company’s entire Board are not in the best interests of shareholders. Your full Board is elected annually. Therefore, subject to applicable law, shareholders who wish to do so will have the ability to propose replacement nominees and remove some or all of the current directors at this year’s annual general meeting of shareholders, which the Company will hold as required by applicable law and in any event no later than October 19, 2017. Accordingly, we urge you to reject the Brosh Group’s efforts to take control of your Board, for no consideration and with no value offered to you or your fellow shareholders. We are prepared to discuss, and have previously offered to discuss, any substantive issues raised by the Brosh Group and are open to all suggestions to build value for our shareholders.

We urge you to reject the Brosh Group’s efforts to remove and replace all of the existing directors of the Company. Your Board unanimously recommends that you vote AGAINST Proposals 1, 2, 3 and 4 on the enclosed GOLD proxy card TODAY.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Extraordinary General Meeting, we hope you will submit the enclosed GOLD proxy card as soon as possible. Information on how to submit your proxy is set forth in the accompanying Proxy Statement. We urge you to NOT sign or return any proxy cards sent by the Brosh Group. If you have previously signed any proxy card from the Brosh Group, you can revoke that earlier proxy and vote by proxy against the Proposals pursuant to the instructions on the enclosed GOLD proxy card.

If you have any questions or need any assistance in voting your shares by proxy, please contact our proxy solicitor:

470 West Avenue
Stamford, CT 06902
Shareholders Call Toll Free: (800) 662-5200
Banks and Brokers Call Collect: (203) 658-9400
E-mail: ADHD@morrowsodali.com

Nothing in this letter or the accompanying proxy statement shall purport or be deemed or construed as, a waiver or limitation of any claims and/or rights of the Company and/or anyone on its behalf and the Company reserves all of its rights to seek any and all remedies and relief available to it, whether in law, equity or otherwise, in connection with the Extraordinary General Meeting, including the calling, convening and the results thereof.

Sincerely,

/s/ Howard B. Rosen

Howard B. Rosen
Chairman of the Board

ALCOBRA LTD.
TEL-AVIV, ISRAEL

________________________

PROXY STATEMENT

________________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished by the Board of Directors (the “Board”) of Alcobra Ltd. (the “Company” or “Alcobra”) to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of the Company in connection with the solicitation of proxies by the Company for use at an extraordinary general meeting of shareholders, or at any adjournment thereof, pursuant to the Notice of Extraordinary General Meeting of Shareholders publicly filed on April 12, 2017 by Brosh Capital L.P. (“Brosh Capital”), Exodus Capital L.P. (“Exodus Capital”), Exodus Management Israel Ltd. and Amir Efrati (collectively, the “Brosh Group”). The Brosh Group has called for a meeting to be held on May 23, 2017, at 10:00 am (Israel Time), at the offices of Erez Rozenbuch Advocates at Beit Sasson Hugi, 12 Abba Hillel St., 13th Fl., Ramat-Gan 5250606, Israel (the “Extraordinary General Meeting”).

Only shareholders of record as of April 18, 2017 (the “Record Date”) are entitled to attend and vote at the Extraordinary General Meeting and any adjournments or postponements thereof. This Proxy Statement and the enclosed GOLD proxy card are being mailed to shareholders on or about April 24, 2017.

Background of the Extraordinary General Meeting

As you may be aware, the Extraordinary General Meeting has been called by the Brosh Group, who purport to hold approximately 16.8% of the outstanding Ordinary Shares of the Company, purportedly pursuant to Section 64 of the Israeli Companies Law. On March 16, 2017, Brosh Capital and Exodus Capital requested that the Company call an extraordinary general meeting of shareholders in order to, among other things, remove and replace the Company’s entire Board with their nominees. The Company’s position, as articulated to Brosh Capital and Exodus Capital by letter dated April 5, 2017, is that, inter alia, the proposals (i) to remove and dismiss all of the directors of Alcobra and (ii) to elect the director nominees of the Brosh Group are actions that cannot be legally taken at an extraordinary general meeting of the Company’s shareholders under the Company’s Articles of Association and Israeli law. As such, the Company declined to call an extraordinary general meeting for a vote on these proposals whilst noting that the Company will, of course, duly consider future requests from the Brosh Group to hold extraordinary general meetings as well as all proposals for inclusion on the agenda for such meetings to the extent they comply with the Company’s Articles of Association and applicable law. Nevertheless, on April 12, 2017, the Brosh Group publicly filed a Notice of General Meeting of Shareholders convening the Extraordinary General Meeting to vote on these items and the other items described therein and herein.

The Brosh Group has asked you to turn over control of your Board and the Company by asking you to remove each of the highly-qualified members of your Board, whom you elected at the Company’s 2016 Annual General Meeting, and to replace the existing Board with a slate of nominees picked solely by the Brosh Group. Specifically, the Brosh Group has asked you to: (i) remove the entire Board of the Company; (ii) amend Article 4.2.1 of the Articles of Association to provide that the number of directors on the Board can be determined at any general meeting of the Company’s shareholders; (iii) determine that the number of directors serving on the Board will be five directors, as opposed to the eight directors who currently serve on the Board; and (iv) elect five out of six Brosh Group nominees, Jerome Zeldis, Kevin Connelly, Yuval Yanai, Asher Holzer, Amir Efrati and Asaaf Frumerman, to serve as directors of Alcobra (collectively, the “Brosh Group Proposals”).

We intend to pursue legal action to confirm our view that the Extraordinary General Meeting has been called unlawfully. Nothing in this proxy statement shall purport to be or be deemed or construed as, a waiver or limitation of any claims and/or rights of the Company and/or anyone on its behalf and the Company reserves all of its rights to seek any and all remedies and relief available to it, whether in law, equity or otherwise, in connection with the Extraordinary General Meeting, including the calling, convening and the results thereof.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, shareholders will be asked to vote on the following Brosh Group Proposals:

Item 1:   To remove and dismiss all of the directors of the Company from the Board.

Item 2:   To amend article 4.2.1 to the Articles of Association.

Item 3:   To determine that the number of directors on the Board will be five directors.

Item 4:   To elect five directors out of six nominees (Mr. Jerome Zeldis, Mr. Kevin Connelly, Mr. Yuval Yanai, Mr. Asher Holzer, Mr. Amir Efrati and Mr. Asaf Frumerman) to serve as directors on the Board.

Recommendation of the Board

Without derogating from the above, including that in our view the calling of the Extraordinary General Meeting and the actions proposed to be taken thereat cannot be legally taken under the Company’s Articles of Association and Israeli law, our Board unanimously recommends a vote AGAINST all Brosh Group Proposals.

The Board strongly believes that the Brosh Group Proposals are not in the best interests of shareholders. Your full Board is elected annually, so shareholders who wish to do so will have the ability, subject to applicable law, to propose replacement nominees and remove some or all of the current directors at this year’s annual general meeting of shareholders, which the Company will hold as required by applicable law and in any event no later than October 19, 2017. The Board believes control of the Company belongs to all shareholders as represented by their elections at the annual general meeting.

Your vote will be especially important at this Extraordinary General Meeting. We strongly urge you to read this Proxy Statement carefully and vote AGAINST the Brosh Group Proposals 1, 2, 3 and 4 by using the enclosed GOLD proxy card. Our Board strongly urges you not to sign or return any proxy card sent to you by the Brosh Group.

Record Date and Right to Vote

Subject to the provisions of the Israeli Companies Law and the Company’s Articles of Association, only shareholders of record as of April 18, 2017, the Record Date, are entitled to attend and vote at the Extraordinary General Meeting and any adjournments or postponements thereof. Such shareholders are urged to submit an enclosed GOLD proxy card, even if your shares were sold after such date. You are also entitled to notice of the Extraordinary General Meeting and to vote at the Extraordinary General Meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

Legal Quorum

Under the Articles of Association, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one-third of the voting rights. If within an hour from the time appointed for opening a meeting, a quorum is not present, the meeting will be postponed by one week to the same day, same hour and same venue, or to a later date, if specified in the invitation to or notification of the meeting, provided that at such postponed meeting, a quorum shall be the presence of at least two shareholders, whether in person, by proxy or by a voting deed. Abstentions are counted in determining if a quorum is present.

Required Vote

YOUR VOTE IS VERY IMPORTANT. Each shareholder is entitled to one vote per each Ordinary Share. You may vote for, against, or abstain on, each proposal presented at the Extraordinary General Meeting. The affirmative vote of a majority of the shares voting in person or by proxy is required for approval for each Brosh Group Proposal. If you abstain, your shares will be counted for purposes of establishing a quorum, but will not be considered to have voted for or against a proposal, and therefore will have no effect on the outcome of the vote. Broker non-votes, if any, will not be counted for the purposes of establishing a quorum and will have no effect on the outcome of the vote.

Proxy

You can vote your shares by attending the Extraordinary General Meeting or by completing and signing a proxy card. Even if you plan to attend the Extraordinary General Meeting, we urge you to vote TODAY by completing, signing and dating the enclosed GOLD proxy card and mailing it in the enclosed, postage pre-paid envelope, or vote by telephone or the Internet by following the instructions on the enclosed GOLD proxy card.

If you sign and return the enclosed proxy card, your shares will be voted against Brosh Group Proposals 1, 2, 3 and 4, whether or not you specifically indicate an “AGAINST” vote, unless you specifically indicate your vote on that Brosh Group Proposal. On the items considered at the Extraordinary General Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present.

How You Can Vote

You can vote by attending the Extraordinary General Meeting and voting in person, or you can vote by proxy. If you are the record holder of your shares as of the Record Date, you can vote by proxy in three ways:

•         By Internet — You may vote over the internet at www.proxyvote.com. Please refer to the proxy card for instructions of how to vote by Internet.

•         By telephone — Shareholders located in the United States that receive proxy materials by mail may vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card.

•         By mail — If you received proxy materials by mail, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

We will not be able to count a proxy card unless we receive it at our principal executive offices at Azrieli Triangle Building, 132 Derech Menachem Begin 39th Floor, Tel Aviv Israel 6701101, or at our transfer agent, Continental Stock Transfer & Trust Company, at 17 Battery Place, New York, NY 10004, in the enclosed envelope, by May 23, 2017 at 06:00 am Israel time, which is May 22, 2017, at 11:00 pm Eastern Daylight Time.

If you hold your Ordinary Shares through a broker, bank or other nominee, then you will receive instructions from such institution or person on how to vote your shares. Your broker, bank or other nominee will allow you to deliver your voting instructions via the internet and may also permit you to submit your voting instructions by telephone.

Revocation of Proxies

If you have already voted using the proxy card sent to you by the Brosh Group, you can subsequently revoke it by voting on the enclosed GOLD proxy card. Only your latest-dated proxy will count toward your vote at the Extraordinary General Meeting. A prior proxy card may be revoked at any time prior to the Extraordinary General Meeting.

Solicitation of Proxies for the Extraordinary General Meeting

We are mailing copies of this Proxy Statement and the enclosed GOLD proxy card to our shareholders of record as of the Record Date, and we may solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services), and by our proxy solicitation firm, Morrow Sodali LLC. This Proxy Statement and the enclosed GOLD proxy card have been publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) and are available free of charge on the Company’s website at www.Alcobra-Pharma.com.

We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

If you have any questions or require any assistance with respect to voting your shares, please contact the Company’s proxy solicitor at the contact listed below:

470 West Avenue
Stamford, CT 06902
Shareholders Call Toll Free: (800) 662-5200
Banks and Brokers Call Collect: (203) 658-9400
E-mail: ADHD@morrowsodali.com

BACKGROUND TO THE SOLICITATION

The Brosh Group’s history as shareholders in Alcobra has been brief. The Brosh Group opportunistically made its first purchase of Alcobra stock shortly after the Company’s metadoxine extended release phase III trials failed, which was made public on January 17, 2017. The first time it came to the attention of the Company that the members of the Brosh Group were shareholders was through its filing of a Schedule 13D (the “Schedule 13D”) with the SEC on February 2, 2017, disclosing that it beneficially owned 2,064,512 or approximately 7.5% of the Company’s outstanding Ordinary Shares.

Shortly after filing the Schedule 13D, Mr. Amir Efrati and other representatives of the Brosh Group asked to meet with the Company’s management. As it is the Company’s policy to engage in constructive dialogue with shareholders, Brosh representatives were invited to do so on February 7 and February 9, 2017. However, it was glaringly apparent that the Brosh Group had not conducted comprehensive diligence in advance of those meetings, the longest of which lasted less than one hour. The Brosh Group refused to execute a customary non-disclosure agreement in order to obtain access to detailed and non-public information (including patent filings) that it requested at these meetings. Furthermore, the Brosh Group refused to provide the names, qualifications or fields of expertise of the purported “industry experts” it included in those meetings by phone and whose identities, to this day, remain anonymous. Consequently, due to the Brosh Group’s lack of information and understanding of the Company, as well as its apparent disinterest in pursuing an informed discussion, these meetings were highly general in nature. At no time during these conversations with the Company did the Brosh Group demand or express a desire to obtain representation on the Board, nor did it make the case for specific changes to the Company’s strategy or management.

The Company subsequently learned through amendments to the Schedule 13D that, although the Brosh Group had declined to engage in meaningful dialogue about the future of the Company, it had increased its stake in Alcobra (to 2,486,169 or 9.0% of the Company’s outstanding Ordinary Shares on February 24, 2017 and approximately 2,590,216 Ordinary Shares or 9.4% on March 16, 2017). To the Company’s surprise, on March 16, 2017 the Brosh Group submitted a letter to the Company formally requesting that the Company call an extraordinary general meeting of shareholders to remove and replace the Company’s entire existing Board, attempting in essence to effect a hostile takeover offering no premium to the Company’s other shareholders. The Brosh Group issued as a widely disseminated press release an open letter to the Chairman of the Board that made a series of misinformed, misleading and highly questionable comments on the Company’s performance, governance and management.

In response to the extraordinary general meeting request and public letter, on April 10, 2017, the Company sent a letter to the Brosh Group, welcoming its interest and involvement in the Company’s strategic path. The Company’s letter explained, however, that, absent the fact that they were attempting a hostile takeover of the Company, the proposals to remove and dismiss all of the incumbent members of the Board, to set the number of directors on the Board and the appointment of the Brosh director nominees, are not permitted to be taken at an extraordinary general meeting under the Company’s Articles of Association and Israeli law. The Company also noted in the letter that it would, of course, duly consider future requests from the Brosh Group to hold extraordinary general meetings as well as all proposals for inclusion on the agenda for such meetings to the extent they comply with the Company’s Articles of Association and applicable law. The Company also reaffirmed its commitment to pursuing strategic options that could create value for all shareholders.

Through a series of transactions, the Brosh Group increased its stake to 3,003,069 or approximately 10.9% of the Company’s outstanding Ordinary Shares on March 27, and to 3,317,267 Ordinary Shares or 12.0% on April 5, 2017. The Brosh Group also disclosed that Brosh Capital had sold all of its shares in the Company, including to The Phoenix Holding Ltd., Delek Group Ltd. and Itshak Sharon (Tshuva). On April 10, 2017, the reconfigured Brosh Group, now without Brosh Capital, disclosed that it beneficially owned 4,619,599 or approximately 16.8%, of the Company’s outstanding Ordinary Shares.

On April 12, 2017, the Brosh Group submitted another letter to the Company, repeating its previous misinformed, misleading and highly questionable accusations, along with the Notice of Extraordinary General Meeting and a Proxy Statement.

The Company has attempted to engage in a constructive manner with the Brosh Group to better understand its motives and goals, and to ensure any future actions taken would be beneficial to all shareholders, not just the Brosh Group. The Company is always willing to listen to constructive ideas and suggestions of its shareholders, but it does not believe that turning control of the Board over to a minority shareholder — especially a short-term, opportunistic one — for no consideration would be in the best interest of the other shareholders. On April 12, 2017, the Brosh Group submitted another letter to the Company, repeating its previous misinformed, misleading and highly questionable accusations, along with the Notice of Extraordinary General Meeting and a Proxy Statement.

On April 24, 2017, the Company filed a Form 6-K attaching this Proxy Statement with the SEC.

ITEM 1

BROSH GROUP PROPOSAL TO REMOVE ALL CURRENT DIRECTORS

Brosh Group Proposal 1

“To remove and dismiss of the serving directors (Mr. Howard B. Rosen, Dr. Yaron Daniely, Dr. Joao Siffert, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, Mr. Arieh Ben Yosef, Mr. Ofer Segev and Mrs. Orli Tori) from the Board.”

Board of Directors Statement AGAINST Brosh Group Proposal 1

Our Board unanimously recommends that the shareholders vote AGAINST Brosh Group Proposal 1.

The proposal to remove all of the incumbent members of the Board contradicts Section 4.2 of the Company’s Articles of Association, which was drafted with the goal and in a manner to ensure the stability of the Company, for the benefit of the Company and all of its shareholders. Therefore, Brosh Group Proposal 1 is not permitted at an extraordinary general meeting of the Company’s shareholders.

Furthermore, we believe that it is in the best interest of our shareholders to maintain the current composition of our Board.  All of the members of our Board were recently elected by you at our 2016 annual general meeting held on July 19, 2016, by a large majority of the votes represented at that meeting.  Our Board will be subject to re-election at this year’s annual general meeting, which the Company will hold as required by applicable law and in any event no later than October 19, 2017. We believe that our current Board has the knowledge, experience, independence and commitment to best represent the interests of all of our shareholders.  Our Board has taken decisive action to improve shareholder value based on its depth of experience and commitment to the Company’s success.  To that end, our Board implemented numerous changes, including cost cutting measures and a new strategic plan for the Company. Under the leadership of the current Board and management team, we are executing on our strategy to create value for the Company and its shareholders.  Our Board is focused on one central goal — how to best maximize shareholder value and we ask to you to reject the proposal to remove from office our highly qualified and capable directors.

Biographies of Incumbent Directors

Mr. Howard B. Rosen, Dr. Joao Siffert, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, Mr. Arieh Ben Yosef and Dr. Yaron Daniely were reelected to serve as directors, and Ms. Orli Tori and Mr. Ofer Segev were elected to serve as directors, by our shareholders at our 2016 annual general meeting of shareholders held on July 19, 2016.  A biography of each of the directors is set forth below.

The following information with respect to each of the incumbent directors is based upon our records and information furnished to us.

Howard B. Rosen has served on the Board since the closing of the Company’s initial public offering in May 2013 and as the Chairman of the Board since February 2014. Since 2008, Mr. Rosen has served as a consultant to several companies in the biotechnology industry. He has also served as a lecturer at Stanford University in Chemical Engineering since 2008 and in Management since 2011. Mr. Rosen has served as a director at AcelRx Pharmaceuticals (Nasdaq: ACRX), Inc., a company developing products for pain relief, since 2008, as its interim CEO from April 2015 to March 2016 and from April 2016 to March 2017, as its CEO. Mr. Rosen served as interim President and Chief Executive Officer of Pearl Therapeutics, Inc., a company focused on developing combination therapies for the treatment of highly prevalent chronic respiratory diseases, from June 2010 to March 2011. From 2004 to 2008, Mr. Rosen was Vice President of Commercial Strategy at Gilead Sciences, Inc., a biopharmaceutical company. From 2003 until 2004, Mr. Rosen was President of ALZA Corporation, a pharmaceutical and medical systems company that merged with Johnson & Johnson, a global healthcare company, in 2001. Prior to that, from 1994 until 2003, Mr. Rosen held various positions at ALZA Corporation. Mr. Rosen is also a member of the board of directors of a number of private biotechnology companies as follows: Entrega, Inc. and Kala Pharmaceuticals, Inc. Previously, Mr. Rosen served on the board of directors of a number of public companies, as follows: Pharsight Corporation, a company focused on providing software products and consulting services to biopharmaceutical companies that was acquired by Tripos International in 2008 and CoTherix, Inc., a biopharmaceutical company that was acquired by Actelion Pharmaceuticals Ltd. in 2007. Mr. Rosen holds a B.S. in Chemical Engineering from Stanford University, an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

Dr. Joao Siffert joined the Board in July 2015. Since August 2011, Dr. Siffert has led the Research and Development Organization at Avanir Pharmaceuticals, Inc., a specialty pharmaceutical company focused on development and commercialization of neurology products. Dr. Siffert is currently the Executive Vice President, R&D and Chief Medical Officer, responsible for R&D, regulatory, quality, CMC and commercial supply, as well as medical affairs and pharmacovigilance. Prior to joining Avanir, Dr. Siffert served as Vice President and Chief Medical Officer at Ceregene, Inc., a biotechnology company focused on the development of neurotrophic gene therapies for Alzheimer’s and Parkinson’s diseases, from September 2007 to August 2011. Prior to his work at Ceregene, Dr. Siffert served as the Chief Medical Officer at Avera Pharmaceuticals, a specialty pharmaceutical company, from May 2005 to September 2007. Prior to joining Avera, Dr. Siffert held positions with Pfizer (from February 2002 to May 2005) first as a medical director for Relpax and subsequently as the worldwide medical team leader of Lyrica and Neurontin, focusing in areas of pain and epilepsy. Prior to Pfizer, Dr. Siffert held academic positions at Beth Israel Medical Center, NY where he served as director of the Adult Neuro-Oncology program, and Albert Einstein College of Medicine, where he was an assistant professor of neurology. Dr. Siffert completed residencies in pediatrics at New York University School of Medicine and in neurology at Harvard Medical School. Dr. Siffert was certified by the American Board of Neurology and Psychiatry in 1996. He holds an M.D. from the University of Sao Paulo School of Medicine, Brazil as well as an M.B.A. from Columbia University Graduate School of Business.

Daniel E. Geffken has served on the Board since Alcobra’s initial public offering in May 2013. Since October 2011, Mr. Geffken has been Managing Director of Danforth Advisors, LLC, a management consulting firm that provides financial and strategic support to emerging life science companies. Mr. Geffken has also been the chief financial officer or chief operating officer of eight companies, four of which were U.S. public reporting companies and six of which were life science companies. He has a B.S. in Economics from The Wharton School, University of Pennsylvania, and a M.B.A. from Harvard Business School.

Dr. Aharon Schwartz joined the Board as Chairman in January 2013 and served as Chairman until February 2014. Dr. Schwartz retired from Teva Pharmaceutical Industries Ltd where he served in a number of positions from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. He is also the chairman of the board of directors of BioLineRx Ltd., BioCancell Therapeutics Inc., CureTech Ltd. and several other biotechnology companies. Dr. Schwartz received his Ph.D. in Organic Chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion Institute of Technology and a B.Sc. in Chemistry and Physics from the Hebrew University of Jerusalem. He has received a second Ph.D. in the History and Philosophy of Science from the Hebrew University of Jerusalem.

Arieh Ben Yosef joined the Board in May 2014. Mr. Ben Yosef currently serves as member of the Audit Committee and the Compensation Committee. Ben Yosef is currently the Chief Executive Officer at Herd MOOnitor Ltd. Mr. Ben Yosef has served as a director of Insuline Medical Ltd. (TASE: INSL) since October 2010, which is focused on improving the performance of current insulin treatment methods. From 2014 to 2015, Mr. Ben Yosef served as the Chief Financial Officer of Yazamtech Ltd. From August 2000 to July 2014, Mr. Ben Yosef served as a director of Microwave Networks Inc., a provider of microwave communications products and services. From 2006 to 2012, Mr. Ben Yosef was employed by Teledata Networks Ltd., a global provider of access network products and solutions for Telecom Service Providers, in the positions of Chief Financial Officer, Executive Vice President for Finance & Operations and later on as the General Manager of the company. From 2000 to 2004, Mr. Ben Yosef served as the President of Elisra Inc. and from 1998 to 2000 as the CFO of Tadiran Electronic Industries Inc. Mr. Ben Yosef holds an M.B.A. from the Hebrew University of Jerusalem.

Dr. Yaron Daniely became the President and Chief Executive Officer and a Director of Alcobra in March 2010. Immediately prior to joining Alcobra and since 2007, Dr. Daniely was the President and Chief Executive Officer of NanoCyte, Inc., a company that develops transdermal delivery technologies based in Caesarea, Israel. Before NanoCyte and from 2004, Dr. Daniely was the General Manager of Gamida Cell — Teva Joint Venture Ltd., a joint venture company that acquired an exclusive license to develop and commercialize a Phase 3-stage cell therapy product for treatment of leukemia and lymphoma based in Jerusalem, Israel. From 2003 to 2007, Dr. Daniely also served as the Vice President of Business Development of Gamida Cell Ltd., and engaged in several licensing and financial transactions for that company. In addition, he was a director of Bioblast Ltd, a private company incorporated in Israel. Dr. Daniely holds a B.Sc. degree in Biological Sciences from Florida International University, and holds a Ph.D. from the Sackler Institute of Graduate Biomedical Sciences at the New York University School of Medicine. Following his doctoral program, Dr. Daniely served as an NIH Visiting Fellow in its Cell Biology section and a Postdoctoral Fellow in the Department of Molecular Cell Biology at The Weizmann Institute for Science in Israel. Subsequently, he received an Executive M.B.A. from the Technion, Israel Institute of Technology.

Orli Tori joined the Board in August 2016. Ms. Tori currently serves as a member of the Audit Committee. Ms. Tori is an experienced executive with over 20 years of practice in leading teams towards their goals and beyond. Since 2012 and until recently, Ms. Tori served as Chief Executive Officer of BIRAD Ltd., managing Bar Ilan University's IP and commercialization efforts as well as all research collaborations with Industry. During her tenure, the company built a diverse portfolio of companies based on University IP. Before joining BIRAD, Ms. Tori spent 20 years in the pharmaceutical industry, fulfilling different positions including, General Manager of Neopharm Israel Ltd. from 2007 through 2012, ($200 Million revenues), and SVP Corporate BD of the Neopharm Group, and was responsible for the group overall corporate development activities, including structuring, negotiating and closing transactions. Ms. Tori serves as a board member at Collplant Ltd. (CLPT) and is former chairperson of the Israeli Technology Transfer Organization. Ms. Tori obtained her M.Sc. in Microbiology (cum laude) and B.Sc. in Life Sciences at Tel Aviv University in Tel Aviv, Israel, and graduated the Executive Program for senior business managers at the Tel Aviv University School of Business.

Ofer Segev joined the Board in August 2016. Mr. Segev is Chief Financial Officer and Chief Operating Officer at AlgoSec, Inc., a network security policy management solutions provider, since February 2017. Mr. Segev has over 25 years of management experience in the high-tech and services sectors. Previously, he served as the Vice President of Finance and Chief Financial Officer of AudioCodes Limited, a communications company traded on The Nasdaq Global Select Market, from November 2014 through April 2015. Prior to that, Mr. Segev served as the Chief Executive Officer and as a director of Ness Technologies Srl from 2012 to 2013 and as its Chief Financial Officer from 2007 to 2012. Mr. Segev also serves as a director of Varonis System Inc.

Vote Required for Approval

The affirmative vote of a majority of the shares voting on the matter in person or by proxy is required to approve Brosh Group Proposal 1.

THE BOARD RECOMMENDS THAT SHAREHOLDERS
VOTE “AGAINST” BROSH GROUP PROPOSAL 1, USING THE GOLD PROXY CARD.

ITEM 2

BROSH GROUP PROPOSAL TO AMEND THE COMPANY’S ARTICLES OF ASSOCIATION

Brosh Group Proposal 2

“To change article 4.2.1 to the Articles of Association of the company: ‘The number of Directors in the Company shall be determined from time to time by the general meeting, provided that this shall not be fewer than 5 and not more than 11 directors, including External Directors, if The Company is obligated to appoint External Directors as determined in the Companies Law.’”

Board of Directors Statement AGAINST Brosh Group Proposal 2

Our Board unanimously recommends that the shareholders vote AGAINST Brosh Group Proposal 2.

The Board believes that the current structure for director election and removal facilitates dutiful corporate governance and avoids disruptive interferences with the Board’s management of the Company and the unnecessary consumption of corporate resources. Your Board is elected annually, so shareholders who wish to do so will have the ability, subject to applicable law, to nominate opposing director candidates at this year’s annual general meeting of shareholders. Each year, your directors are selected through processes designed to ensure representation of all shareholders and that the Board will be comprised of directors with the necessary skills and experience to direct the management and affairs of the Company. These processes are described in detail in the Company’s annual proxy statement.

The Brosh Group has failed to provide a reasonable explanation that would persuade the Board that adoption of the above proposal would result in the superior performance of the Board or Company, make the Board or Company more efficient or effective, or otherwise that such proposal is good corporate practice.

Vote Required for Approval

The affirmative vote of a majority of the shares voting on the matter in person or by proxy is required to approve Brosh Group Proposal 2.

THE BOARD RECOMMENDS THAT SHAREHOLDERS
VOTE “AGAINST” BROSH GROUP PROPOSAL 2, USING THE GOLD PROXY CARD.

ITEM 3

BROSH GROUP PROPOSAL to REDUCE THE SIZE OF THE BOARD

Brosh Group Proposal 3

“To determine that the number of directors on the board of directors will be five directors.”

Board of Directors Statement AGAINST Brosh Group Proposal 3

Our Board unanimously recommends that the shareholders vote AGAINST Brosh Group Proposal 3.

We are committed to running a Board that can operate in an efficient, quick and effective manner without undue burdens. We achieve this goal by setting a size for our Board that we deem appropriate, using a number of metrics, including what we typically see in companies that are comparable to Alcobra in terms of size and stage of development.

The Brosh Group Proposal 3 is unnecessary, and it is unclear why the Company and its shareholders should have to bear the additional and substantial expense of convening an extraordinary general meeting to determine that the number of directors must be five, specifically, when this number is already included in the range of five to eleven that is set forth in the Articles of Association. Rather, this proposal appears to be undertaken in furtherance of the Brosh Group’s attempt to remove and replace the existing Board of Directors with its own slate of nominees hand-selected by the Brosh Group. The Brosh Group has failed to provide any other reasonable explanation for why adoption of this proposal would result in the superior performance of the Board or Company, make the Board or Company more efficient, or how this proposal is otherwise beneficial to the Company’s corporate governance.

Vote Required for Approval

The affirmative vote of a majority of the shares voting on the matter in person or by proxy is required to approve Brosh Group Proposal 3.

THE BOARD RECOMMENDS THAT SHAREHOLDERS
VOTE “AGAINST” BROSH GROUP PROPOSAL 3, USING THE GOLD PROXY CARD.

ITEM 4

BROSH GROUP PROPOSAL TO ELECT FIVE DIRECTORS TO THE BOARD

Brosh Group Proposal 4

“To elect five directors out of the following six nominees: Mr. Jerome Zeldis, Mr. Kevin Connelly, Mr. Yuval Yanai, Mr. Asher Holzer, Mr. Amir Efrati and Mr. Asaf Frumerman, to serve as directors of the Company until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.”

Board of Directors Statement AGAINST Brosh Group Proposal 4

Our Board unanimously recommends that the shareholders vote AGAINST Brosh Group Proposal 4.

We do not believe that the director nominees proposed by the Brosh Group would strengthen the Company or add value to our shareholders not already provided by the incumbent Directors. The Brosh Group has not presented any actionable plan for improving the Company’s position should the proposed nominees replace the entire Board. None of the Brosh Group director nominees have any special knowledge or experience in the Company’s core business, and Brosh Capital does not have an established track record of making investments in biotechnology.

Furthermore, we do not believe that it is in the interest of the Company’s shareholders to effectively turn over control of your Company to persons hand-picked by a single minority shareholder. The Brosh Group Proposal 4 would allow such a minority shareholder to take control of your Board, for no consideration and with no value offered to you or your fellow shareholders.

Vote Required for Approval

The approval of Brosh Group Proposal 4 is first subject to Brosh Group Proposal 1. If the incumbent directors are removed and the size of the Board is set at five directors, the affirmative vote of a majority of the shares voting at the Extraordinary General Meeting in person or by proxy on the matter is required to approve Brosh Group Proposal 4. The five candidates receiving the most votes will be elected to serve as directors.

THE BOARD RECOMMENDS THAT SHAREHOLDERS
VOTE “AGAINST” BROSH GROUP PROPOSAL 4, USING THE GOLD PROXY CARD.

ALCOBRA LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

May 23, 2017

PROXY

THE FOLLOWING PROXY IS SOLICITED ON BEHALF
OF THE BOARD OF DIRECTORS OF ALCOBRA LTD.

The undersigned shareholder of Alcobra Ltd. (the “Company”) hereby appoints Dr. Tomer Berkovitz, Chief Operating Officer and Chief Financial Officer and Ms. Irena Katsman, VP of Finance, and each of them agents and proxies of the undersigned, with full power of substitution to each of them, to attend the extraordinary general meeting of shareholders of the Company (the “Extraordinary General Meeting”) called to be held on May 23, 2017, at 10:00 am (Israel Time), at the offices of Erez Rozenbuch Advocates offices at Beit Sasson Hugi, 12 Abba Hillel St., 13th Fl., Ramat-Gan 5250606, Israel, and any adjournment thereof, to cast on behalf of the undersigned all the votes that the undersigned is entitled to cast at such Extraordinary General Meeting and otherwise to represent the undersigned at the Extraordinary General Meeting with all powers possessed by the undersigned if personally present at the Extraordinary General Meeting, including, without limitation, to vote and act in accordance with the instructions set forth below.

The Company will not be able to count a Proxy, unless it is received by the Company at its principal executive offices at Azrieli Triangle Building, 132 Derech Menachem Begin 39th Floor, Tel Aviv Israel 6701101, or at the Company’s transfer agent, Continental Stock Transfer & Trust Company, at 17 Battery Place, New York, NY 10004, in the enclosed envelope, by May 23, 2017 at 06:00 am Israel time, which is May 22, 2017, at 11:00 pm Eastern Daylight Time.

The ordinary shares represented by this proxy card, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. However, if this proxy card is executed but no instruction is given, the ordinary shares represented by this proxy card will be voted AGAINST Items 1, 2, 3 and 4.

Any and all proxies heretofore given with respect to the Extraordinary General Meeting by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

Please date, sign and mail your proxy card in the envelope provided as soon as possible.
Please mark your vote in blue or black ink as shown here ☐

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST ITEMS 1, 2, 3, AND 4

1.       To remove and dismiss all of the serving directors (Mr. Howard B. Rosen, Dr. Yaron Daniely, Dr. Joao Siffert, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, Mr. Arieh Ben Yosef, Mr. Ofer Segev and Mrs. Orli Tori) from the Board.

☐ FOR ☐ AGAINST ☐ ABSTAIN

2.       To change article 4.2.1 to the Articles of Association of the Company: “The number of Directors in the Company shall be determined from time to time by the general meeting, provided that this shall not be fewer than 5 and not more than 11 directors, including external directors, if the Company is obligated to appoint external directors as determined in the Companies Law.”

☐ FOR ☐ AGAINST ☐ ABSTAIN

3.       To determine that the number of directors on the Board will be five directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4.       To elect five directors out of the six following nominees:

	For	Against	Abstain

Jerome Zeldis	☐	☐	☐

Kevin Connelly	☐	☐	☐

Yuval Yanai	☐	☐	☐

Asher Holzer	☐	☐	☐

Amir Efrati	☐	☐	☐

Asaf Frumerman	☐	☐	☐

Signature: ___________________________________

NOTE: Please sign exactly as your name appears hereon. When shares are held jointly, each holder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

Date: _______________________________________

Print Name of Shareholder: ______________________

Print Name of Signer: __________________________

Print Title of Signer: ___________________________

Number of Ordinary Shares: _____________________